UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(000’s, except per share data)	2005	2004	2005	2004

Net Income	$1,601	$1,266	$5,847	$5,676
Less: Dividend Requirements on Preferred Stock	39	59	117	176

Net Income Applicable to Common Stock	$1,562	$1,207	$5,730	$5,500

Weighted Average Number of Common Shares Outstanding – Basic	5,558,238	5,514,611	5,546,194	5,504,582
Dilutive Effect of Stock Options and Restricted Stock	18,813	14,822	16,920	14,798
Weighted Average Number of Common Shares Outstanding – Diluted	5,577,051	5,529,433	5,563,114	5,519,380
Earnings Per Share – Basic	$0.28	$0.22	$1.03	$1.00
Earnings Per Share – Diluted	$0.28	$0.22	$1.03	$1.00

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